Exhibit 99.1

[For Immediate Release]

Mint Announces Rice AI’s Licensing Collaboration with Pudgy Penguins to Launch Co-Branded “Blue Pengu Minibot”

Hong Kong, Sept. 15, 2026 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (“Mint” or the “Company”, together with its subsidiaries, the “Group”, NASDAQ: MIMI), a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider, today announced that its indirect majority-owned subsidiary of the Company, Rice AI Holding Limited (“Rice AI”), has entered into a licensing agreement (the “Agreement”) with Pudgy Penguins, Inc. (“Pudgy Penguins”), the company behind one of the world’s most recognized Web3 brands, to develop and commercialize a co-branded “Blue Pengu Minibot” — a limited-edition AI-powered companion robot featuring the iconic Pudgy Penguins character.

Pudgy Penguins has granted Rice AI a non-exclusive, worldwide license to bring the Pudgy Penguins brand and Pengu character to life through the design, production, and sale of the co-branded Blue Pengu Minibot units through e-commerce and physical retail channels owned or controlled by Rice AI.

The Blue Pengu Minibot represents the convergence of Rice AI’s robotics expertise with Pudgy Penguins’ beloved character IP, bringing to life a product that combines emotional connection with intelligent automation. Rice AI will bear all costs of production, marketing, and promotion, and will be solely responsible for product compliance, warranty obligations, and after-sales support.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Mint, stated: “This collaboration between Rice AI and Pudgy Penguins represents an exciting fusion of consumer culture and robotics innovation. The Pudgy Penguins brand has captured the imagination of millions around the world, and we are thrilled to bring that magic to life through our AI-powered robotics platform. The Blue Pengu Minibot is not just a robot, but a companion that embodies the playful spirit of the Pudgy Penguins community, while showcasing the technical excellence of our robotics team. This collaboration opens up a new frontier for us in the consumer robotics space, and we look forward to exploring further opportunities with the Pudgy Penguins team.”

Mr. Victor Lee, CEO of Rice AI and Founder of Rice Robotics, said: “We are incredibly excited to collab with Pudgy Penguins to create something truly special. The Blue Pengu Minibot combines the beloved Pengu character with our advanced robotics capabilities to deliver a product that is both functional and emotionally engaging. With a limited run for the initial drop, we are creating a collectible that will resonate with both the Pudgy Penguins community and robotics enthusiasts alike. This collaboration reflects our commitment to pushing the boundaries of what’s possible at the intersection of AI, robotics, and consumer culture.”

Mr. Brian Hong, Head of APAC at Pudgy Penguins, added: “We’re excited to collaborate with Rice Robotics to bring Pudgy Penguins to life as an AI-powered robotic companion, giving a new way to engage with the character and build a deeper emotional connection. This collaboration demonstrates how industry leaders like Rice Robotics can integrate beloved IP to expand distribution, strengthen cultural relevance, and shape the future of consumer robotics.”

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Mint Announces Rice AI’s Licensing collaboration with Pudgy Penguins to Launch Co-Branded “Blue Pengu Minibot”

September 15, 2026

About Mint Incorporation Limited

Mint Incorporation Limited (NASDAQ: MIMI) is a Hong Kong-based company listed on NASDAQ, strategically focused on artificial intelligence (AI), robotics, and interior design. Through its wholly-owned subsidiary Axonex AI Limited (Axonex AI), and through Aspiration X Limited’s majority-owned subsidiary Rice Robotics AGI Holding Limited (Rice Robotics AGI), Mint delivers comprehensive intelligent automation solutions. Axonex AI specializes in smart facility management, integrating robotics, IoT, physical AI solutions such as humanoid robots and AI-powered analytics to provide real-time monitoring and predictive insights. Rice Robotics AGI focuses on customer-centric robots and companion robots. In addition, through Matter International Limited, the Group provides professional interior design and fit-out services. Anchored by innovation and practical application, Mint is committed to enhancing efficiency, safety, and quality of life across industries.

About Pudgy Penguins, Inc.

Pudgy Penguins is a global lifestyle character brand built to create a home where everyone can be somebody. At the heart of the brand is Pengu, an adorable character who serves as the bridge between physical and digital worlds, coming to life through digital collections, immersive games, virtual worlds, and interactive experiences. With over 220 billion content views and millions of followers worldwide, Pudgy Penguins has built the Huddle, one of the most passionate communities on the internet, where everyone belongs. Through joy, play, and shared creativity, Pudgy Penguins has proven that when you invite everyone to be part of the story, you don’t just build a brand. You build a movement that makes the world a little brighter, one penguin at a time.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

Media Enquiries

Strategic Financial Relations Limited
Vicky Lee	Tel: (852) 2864 4834	E-mail: vicky.lee@sprg.com.hk
Rachel Ko	Tel: (852) 2114 2370	E-mail: rachel.ko@sprg.com.hk
Cherrie Man	Tel: (852) 2864 4846	E-mail: cherrie.man@sprg.com.hk

Mint Incorporation Limited
Investor and Media Relations	info@mimintinc.com	http://www.mimintinc.com/